OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CORGI INTERNATIONAL LIMITED
(Name of Issuer)
American Depositary Shares
(Title of Class of Securities)
21872Q202
(CUSIP Number)
January 9, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	21872Q202

1	NAMES OF REPORTING PERSONS Royal Capital Value Fund (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,251,735

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,251,735

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,251,735

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	21872Q202

1	NAMES OF REPORTING PERSONS RoyalCap Value Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		944,116

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		944,116

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	944,116

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	21872Q202

1	NAMES OF REPORTING PERSONS Royal Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,576,930

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,576,930

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,576,930

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	23.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
**SEE ITEM 4(b).

CUSIP No.	21872Q202

1	NAMES OF REPORTING PERSONS Robert W. Medway

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		2,576,930

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,576,930

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,576,930

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	23.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

CUSIP No.	21872Q202

1	NAMES OF REPORTING PERSONS Yale M. Fergang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		2,576,930

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,576,930

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,576,930

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	23.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 2 (this “Amendment”) to the Schedule 13G, as amended by Amendment No. 1 on March 12, 2008 (the “Schedule 13G”), is being filed on behalf of Royal Capital Value Fund (QP), L.P. (“Royal Qualified”), a Delaware limited partnership, RoyalCap Value Fund, Ltd., a Cayman Islands exempted company (“Royal Offshore”), Royal Capital Management, L.L.C. (“Royal Management”), a Delaware limited liability company, Mr. Robert W. Medway and Mr. Yale M. Fergang, relating to American Depositary Shares and underlying Ordinary Shares, “par value” HK$3.00 per share (the “American Depositary Shares”), of Corgi International Limited, a Hong Kong corporation (the “Issuer”).
This Amendment relates to American Depositary Shares of the Issuer purchased by Royal Management for the accounts of (i) Royal Capital Value Fund, L.P. (“Royal Fund”), a Delaware limited partnership, (ii) Royal Qualified, (iii) Royal Offshore, (iv) RoyalCap Value Fund II, Ltd., a Cayman Islands exempted company (“Royal Offshore II”) and (v) a separate managed account (the “Account” and together with Royal Fund, Royal Qualified, Royal Offshore and Royal Offshore II, the “Royal Accounts”). Royal Management acts as investment manager to the Royal Accounts. Messrs. Medway and Fergang are the principals of Royal Management.
This Amendment amends and restates the Schedule 13G as follows:

Item 1(a)	Name of Issuer.

Corgi International Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Unit 711-717, 7/F, Tower A, New Mandarin Plaza,
14 Science Museum Road, TST East, Kowloon,
Hong Kong, S.A.R., China.

Item 2(a)	Name of Person Filing.

Royal Capital Value Fund (QP), L.P., RoyalCap Value Fund, Ltd., Royal Capital Management, L.L.C., Messrs. Robert W. Medway and Yale M. Fergang.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

623 Fifth Avenue, 24th Floor
New York, New York 10022

Item 2(c)	Citizenship or Place of Organization.

Royal Qualified is a Delaware limited partnership. Royal Offshore is a Cayman Islands exempted company. Royal Management is a Delaware limited liability company. Robert W. Medway and Yale M. Fergang are the principals of Royal Management and are United States citizens.

Item 2(d)	Title of Class of Securities.

American Depositary Shares

Item 2(e)	CUSIP Number.

21872Q202

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)
Royal Qualified is the beneficial owner of 1,251,735 American Depository Shares. Royal Offshore is the beneficial owner of 944,116 American Depository Shares. Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 2,576,930 American Depositary Shares.

(b)
Royal Qualified is the beneficial owner of 11.5% of the outstanding American Depository Shares. Royal Offshore is the beneficial owner of 8.7% of the outstanding American Depository Shares. Royal Management, and Messrs. Medway and Fergang are the beneficial owners of 23.7% of the outstanding American Depositary Shares. The denominator for determining these percentages is 10,851,769, the number of American Depository Shares issued and outstanding as of November 5, 2007, as reported in the Issuer’s Form 6-K filed November 8, 2007.

(c)
Royal Qualified has the sole power to vote and dispose of the 1,251,735 American Depositary Shares held by it. Royal Offshore has the sole power to vote and dispose of the 944,116 American Depositary Shares held by it. Royal Management has the sole power to vote and dispose of the 2,576,930 American Depositary Shares held by the Royal Accounts. As the principals of Royal Management, Messrs. Yale and Fergang may direct the vote and disposition of the 2,576,930 American Depositary Shares held by the Royal Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the reporting persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 12, 2008

ROYAL CAPITAL VALUE FUND (QP), L.P.

By: Royal Capital Partners, LLC, its general partner

By:	/s/ Yale M. Fergang

Name:	Yale M. Fergang

Title:	Managing Member

ROYALCAP VALUE FUND, LTD.

By:	/s/ Yale M. Fergang

Name:	Yale M. Fergang

Title:	Authorized Person

ROYAL CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Yale M. Fergang

Name:	Yale M. Fergang

Title:	Managing Member

/s/ Robert W. Medway

ROBERT W. MEDWAY

/s/ Yale M. Fergang

YALE M. FERGANG

EXHIBIT INDEX

Exhibit
No.	Description
Exhibit 1	Joint Filing Agreement by and among the reporting persons.